Exhibit 99.1
PIONEER COMPANIES, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	BALANCE
	AT	CHARGED TO				BALANCE
	BEGINNING	COSTS AND		ADDITIONS/	CURRENCY	AT END OF
DESCRIPTION	OF PERIOD	EXPENSE		DEDUCTIONS	TRANSLATION	PERIOD
Year Ended December 31, 2006:
Allowance for doubtful accounts	$3,748	$(1,500	)(B)	$—	$(13)	$2,235
Inventory reserve	7,568	(363	)(B)	(2,477)	(1)	4,727

Year Ended December 31, 2005:
Allowance for doubtful accounts	$2,563	$1,151		$—	$34	$3,748
Inventory reserve	7,654	(178	) (B)	—	92	7,568

Year Ended December 31, 2004:
Allowance for doubtful accounts	$2,947	$(424	) (B)	$(33)	$73	$2,563
Inventory reserve	6,881	545		—	228	7,654

(A)	Uncollectible accounts written off, net of recoveries.

(B)	Reserves were reduced based on revised estimates.